

February 28, 2011

G. Marc Baumann
Chief Financial Officer
Standard Parking Corporation
900 N. Michigan Avenue, Suite 1600
Chicago, Illinois 60611

> **Re:** **Standard Parking Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 5, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2010**
> **File No. 000-50796**

Dear Mr. Baumann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief